UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Sandy Horst
122 S. Phillips Avenue, Suite 300
Sioux Falls, SD 57104
(605)331-0091

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brew Buddies, L.L.C. 13-4210012

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization USA (South Dakota)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,726,775 shares

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,726,775 shares

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,726,775 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.0%

14.	Type of Reporting Person (See Instructions) OO

Brew Buddies, L.L.C. (the “Reporting Person”) hereby amends its statement on Schedule 13D (the “Schedule 13D”) originally filed with the SEC on November 1, 2002, as amended on August 9, 2004 and September 22, 2004, with respect to its beneficial ownership of shares of Common Stock, par value $0.01 per share (“Common Stock”), of Granite City Food & Brewery Ltd., a Minnesota corporation (the “Issuer”).  Items 5, 6 and 7 of the Schedule 13D are hereby amended and restated.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns 16.0% of the Common Stock of the Issuer, or 1,726,775 shares.

(b)        The Reporting Person has the sole power to vote and dispose of its shares.  The Reporting Person’s power to vote is vested in its Managing Member, Brew Master, L.L.C., 122 S. Phillips Avenue, Suite 300, Sioux Falls, SD 57104, a company engaged in the business of management.

(c)        The 20,500 shares of Series A Preferred Stock previously owned by Reporting Person were automatically converted into 1,297,467 shares of common stock on November 4, 2004.  On November 9, 2004, the Reporting Person exercised warrants to purchase Common Stock at $1.58 per shares on a cashless exercise basis and was issued 424,005 shares of common stock, as well as cash payment of $8.75 for fractional shares.

(d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Donald A. Dunham, Jr., a member of Brew Master, L.L.C, the Managing Member of the Reporting Person and the Issuer have entered into a development contract which provides that Mr. Dunham, through The Dunham Company, will be responsible to locate and secure real estate locations, develop and construct the restaurant buildings, and lease the facility to the Issuer.

Bluestem Capital Company, L.L.C., a member of Brew Masters, L.L.C., the Managing Member of the Reporting Person has as its members Steve Kirby and Paul Schock.  Paul Schock and Steve Kirby own Common Stock and are officers and members of the General Partner of Bluestem Capital Partners III Limited Partnership, an SBIC which also owns Common Stock.

Item 7.	Material to Be Filed as Exhibits
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brew Buddies, L.L.C.
By:	Brew Master, L.L.C.
Its Managing Member

/s/	Sandy Horst
By: Sandy Horst
Its: Secretary

Dated:	November 18, 2004